SEC FILE NUMBER	001-34655
CUSIP NUMBER	053588109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AVEO Pharmaceuticals, Inc.

Full Name of Registrant

Former Name if Applicable

One Broadway, 14th Floor

Address of Principal Executive Office (Street and Number)

Cambridge, Massachusetts 02142

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AVEO Pharmaceuticals, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 10-K”) within the prescribed time period without unreasonable effort or expense because it has not been able to reconcile a United Kingdom, or U.K., bank account held by its U.K. subsidiary and complete its assessment of the effectiveness of its internal control over financial reporting as of December 31, 2016.

In connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2016, the Company identified a material weakness in its internal control over financial reporting. This material weakness related to the Company’s failure during 2016 to regularly reconcile the U.K. bank account held by the Company’s U.K. subsidiary, Aveo Pharma Limited, that was established to support prior European operations that existed in 2012-2013 and had not yet been repatriated. As a result, the Company’s internal controls did not detect on a timely basis that, in October 2016, the bank closed this account due to inactivity. Based on information provided by the bank, the Company believes that funds in the U.K. account at the time the account was closed represented approximately 3% of its total cash, cash equivalents and marketable securities as of December 31, 2016. The Company has requested that the bank remit the funds remaining in the U.K. account at the time it was closed to the Company’s U.S. bank account, and a representative of the U.K. bank has indicated that the bank intends to remit the funds. Until the Company receives the remaining funds and is able to reconcile the account, the Company cannot complete the preparation of its consolidated financial statements for the year ended December 31, 2016 and the Company cannot complete its assessment of the effectiveness of its internal control over financial reporting as of December 31, 2016.

The Company is diligently pursuing the remittance of the funds and the completion of both the preparation of the consolidated financial statements for the year ended December 31, 2016 and the assessment of the effectiveness of its internal control over financial reporting. The Company intends to file the 2016 10-K as soon as reasonably practicable and, in accordance with Rule 12b-25(b) promulgated under the Securities Exchange Act of 1934, as amended, no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Keith S. Ehrlich	(617)	588-1960
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary figures, the Company expects to report a net loss of approximately $26.9 million, or a loss of $0.39 per basic and diluted share, for the year ended December 31, 2016 compared with a net loss of $15.0 million, or a loss of $0.27 per basic and diluted share, for the year ended December 31, 2015. Although management does not anticipate any adjustments, these amounts do not give any consideration to any adjustments that may result from the completion of the account reconciliation described herein.

Forward-looking statements

Except for statements of historical fact, the matters discussed in this Form 12b-25 are “forward-looking statements” that involve substantial risks and uncertainties. The words “estimates”, “expects” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include statements regarding: the ability of the bank to remit the funds remaining in the U.K. account at the time the account was closed; the ability of the Company to reconcile such account; the completion of the preparation of the consolidated financial statements for the year ended December 31, 2016 and the assessment of the effectiveness of internal control over financial reporting as of December 31, 2016; and the Company’s expectations about adjustments that may result from the completion of the account reconciliation described herein. These forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those stated here. Important factors that could cause actual results to differ materially from those in such forward-looking statements include, but are not limited to: the risk that additional adverse information may arise from the Company’s effort to reconcile the bank account or complete either its preparation of the consolidated financial statements for the year ended December 31, 2016 or the assessment of the effectiveness of its internal controls over financial reporting as of December 31, 2016; the risk that the process of preparing the consolidated financial statements or other subsequent events would require the Company to make adjustments to such financial statements; the amount of time and level of effort that may be required to complete the activities described herein; and other risks described more fully in the Company’s filings with the SEC. Forward-looking statements reflect management’s analysis as of the date hereof. The Company does not undertake to revise these statements to reflect subsequent developments.

AVEO Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2017	By	/s/ Keith S. Ehrlich
		Name:	Keith S. Ehrlich
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).